UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This Form 6-K is furnished by Nordic American Offshore Ltd. (the "Company") in connection with entry into a shareholders rights agreement (the "Rights Agreement") dated as of December 21, 2018, between the Company and Computershare Trust Company, N.A., as rights agent.
On December 21, 2018, the Board of Directors (the "Board") of the Company declared a dividend of one preferred share purchase right (a "Right") for each of the Company's common shares, par value $0.01 per share, and adopted the Rights Agreement. The dividend is payable on December 31, 2018 to the shareholders of record on such date.
The Board has adopted this Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the outstanding common share of the Company without the approval of the Board.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board.
For those interested in the specific terms of the Rights Agreement, the Company provides the following summary description.  This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, a copy of which is attached as Exhibit 4.1 hereto and is incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
The Rights.  The Rights will initially trade with, and will be inseparable from, the common shares.  The Rights are evidenced only by certificates that represent common share.  New Rights will accompany any new common share of the Company issued after December 31, 2018 until the Distribution Date described below.
Exercise Price.  Each Right will allow its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Shares (a "Preferred Share") for $10.00 (the "Exercise Price"), once the Rights become exercisable.  This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one common share.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability.  The Rights will not be exercisable until ten (10) days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the outstanding common shares. Under the terms of the Rights Agreement, Scorpio Offshore Investments Inc. and its affiliates will not become an Acquiring Person under any circumstances.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of the Company's outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of common shares equivalent to the economic exposure created by the derivative position, to the extent actual common shares of the Company are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.
The date when the Rights become exercisable is the "Distribution Date."  Until that date, the common share certificates will also evidence the Rights, and any transfer of common shares will constitute a transfer of Rights.  After that date, the Rights will separate from the common shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common shares.  Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $10.00, the Exercise Price, purchase the Company's common shares with a market value of $20.00, based on the market price of the common shares prior to such acquisition.

•
Flip Over.  If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $10.00, purchase shares of the acquiring corporation with a market value of $20.00, based on the market price of the acquiring corporation's stock prior to such transaction.

•
Notional Shares.  Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.
Each one one-thousandth of a Preferred Share, if issued:
•	will not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in Common Shares or a subdivision of the outstanding Common Shares (by reclassification or otherwise), declared on Common Shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth  interest in a Preferred Share should approximate the value of one common share.
Expiration.  The Rights expire on the earliest of (i) December 21, 2028; or (ii) the redemption or exchange of the Rights, as described below.
Redemption.  The Board may redeem the Rights for $0.01 per Right at under certain circumstances.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right.  The redemption price will be adjusted if the Company has a stock split or stock dividends of its common shares.
Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares of the Company, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person.
Anti-Dilution Provisions.  The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common shares.  No adjustments to the Exercise Price of less than 1% will be made.

Amendments.  The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
The Rights Agreement, dated as of December 21, 2018, between the Company and Computershare, as rights agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.
In connection with the adoption of the Rights Agreement, the Board approved the Certificate of Designations establishing the Preferred Shares and the rights, preferences and privileges thereof.  The Certificate of Designations is attached hereto as Exhibit 3.1 and is incorporated herein by reference.
Attached hereto as Exhibit 99.1 is a copy of the Company's press release, dated December 21, 2018, announcing the Company's adoption of the Shareholders Rights Plan.
Exhibit Index

Exhibit No.	Exhibit

3.1	Certificate of Designations for the Company's Series A Participating Preferred Shares.

4.1
Rights Agreement, dated as of December 21, 2018, between Nordic American Offshore Ltd. and Computershare Trust Company, N.A., which includes the form of Certificate of Designations as Exhibit A and the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

99.1	Press Release of Nordic American Offshore Ltd., dated December 21, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: December 21, 2018	By:	/s/ Emanuele Lauro
Emanuele Lauro
Chairman and Chief Executive Officer